Via Edgar

August 24, 2009

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Mail Stop 3561

Attn: David Link

Registration Statement on Form S-1

File: 333-1587321

Dear Mr. Link:

Please be informed that the undersigned has received and read your letter dated July 14, 2009, regarding the Company’s Registration Statement on Form S-1 (“Amendment No. 1”) as filed with the Securities and Exchange Commission (“Commission”) on April 24, 2009.

The purpose of this letter is to respond, in writing, to the questions, comments and requests for information specified in that letter and to key those responses to the revisions and additions specified in Amendment No. 1 to the Form S-1 (“Amendment No. 1”) which was filed on or about the date of this letter. The headings and provisions of this letter, which are numbered, are intended to correspond and respond to the headings and order of the paragraphs in your letter.

Cover Page of the Registration Statement

1.

Please address the inconsistencies which we asked you to address in prior comments numbers two and 15 from our letter dated May 14, 2009. For example, your supplemental response to comment number two states:

Please note, the securities will not be offered on a delayed or continuous basis pursuant to Rule 415(a)(l)(x) (our emphasis).

In this “Summary of Our Offering” section you have stated:

Termination of the Offering, This offering will terminate upon the earlier to occur of (i) the second anniversary of the date of this Prospectus, (ii) the date on which all 3,000,000 shares registered hereunder have been sold, or (iii) the date on which we terminate this offering.

We note you indicate that the offering will continue for up to two years. Your disclosure appears to indicate that the offering will be made either on a continuous basis. Please revise your disclosure accordingly.

Response: Please note the securities will not be offered on a delayed or continuous basis. The disclosure has been amended to reflect this information.

Summary Information, page 5

2.

We reissue comment number nine from our letter dated May 14, 2009. We specifically note your statements that “it does not contain all the information that you should consider before making a decision to purchase the shares offered by the selling security holders” and on page 19 that “the company is registering 3,000,000 shares of its common stock for possible resale.....” Please reconcile the inconsistencies regarding whether this is a primary offering or a resale by shareholders.

Response: Please note this is a Primary offering by the company. We have reconciled the inconsistencies as detailed in comment 9 from your letter dated May 14, 2009 and on page 19.

Summary of Our Offering, page 5

3.

Throughout the registration statement, please resolve the inconsistencies in your disclosure regarding your offering price and clearly state that it will be at a fixed price for the duration of the offering, without attaching any conditions to that statement. We indicated in prior comment number 13 of our previous letter dated May 14,2009, that since you do not qualify to conduct a primary offering on Form S-3, it appears you may not conduct an at the market offering of your equity securities. A primary offering by your company would need to be made at a fixed price for the duration of the offering. Your disclosure continues to be inconsistent regarding your offering price. For example, under “Summary of Our Offering” on page 5, you have made the following statements;

The price at which the Company offers these shares is fixed at $0.01 per share for the duration of the offering.”; and “The offering price for the shares will remain $0.01 per share unless and until the shares are quoted on the Over-The-Counter (OTC) Bulletin Board or an exchange.

Also, under “Plan of Distribution” on page 19 you have stated, among other examples:

The price per share is $0.01 and will remain so unless and until the shares are quoted on the Over-The-Counter (OTC) Bulletin Board or an exchange ... The shares sold by the company may be sold occasionally in one or more transactions, either at the offering price that is fixed or that may vary from transaction to transaction depending upon the time of sale, or at prices otherwise negotiated at the time of sale. Such prices will be determined by the Company or by agreement between the Company and any purchasers of our common stock.

Response: Please note the amended disclosure information regarding offering price and duration of the offering directing your attention to “Summary of Our Offering” and “Plan of Distribution” clearly stating a fixed offering price for the duration of the offering.

4.	In the following disclosure at the top of page 6 please clarify whether the proceeds will be used for formulating the business and marketing plan, for implementing it, or for both:

KGDC will receive all proceeds from the sale of the common stock and intends to use the proceeds from this offering to complete the business and marketing plan and working capital purposes.

Response: Please note the registration statement has been revised in response to this comment.

Risk Factors, page 7

5.

Please provide a risk factor that discloses the amount of cash you need to begin various types of operations. Also, throughout the registration statement, please reconcile the disclosure in this regard. For example, under “Use of Proceeds” you have stated:

To execute the business plan will require additional funding of approximately $130,000 and the Company expects operational losses tor 12 months.”

In addition, under “Management’s Discussion and Analysis,” in the third paragraph on page 26, you have stated:

We estimate that the Company will require approximately $400,000 to begin sales, marketing and distribution of our product line.

And, in the seventh paragraph on page 28, under “Liquidity and Capital Resources” you have stated;

In the early stages of our company, the Company will need cash for completing the business and marketing plan. We anticipate that during the first year, in order to execute our business plan to any meaningful degree, we would need to spend a minimum of $130,000 on such endeavors.

Response: Please note the registration statement has been revised in response to this comment. The “Risk Factor” section “IF THE COMPANY CANNOT SECURE ADDITIONAL CAPITAL, OR IF AVAILABLE CAPITAL IS TOO EXPENSIVE, OUR BUSINESS WILL FAIL” has been amended to include the amount of cash needed by the Company to begin various types of operations. Additionally, we have reconciled the information under “Use of Proceeds”, “Management’s Discussion and Analysis” and “Liquidity and Capital Resources” regarding our capital needs for operational activities.

6.	Please move the following risk factors to the forefront of the risk factor section:

“Our lack of an operating history gives no assurance that our future operations ....”, The company is a new company with no operating history and we face a high risk of business failure ...” Our current officer and director does not have experience in starting a germ defense products company....” and “Because the company hasn’t produced a sample of our products...” The risk factors need to be set forth in the order of materiality. Please revise accordingly.

We note you have five subdivisions of risk factors. We suggest that you might more effectively set forth the risks in the order of materiality if you reduce the number of subdivisions.

Response: Please note the registration statement has been revised in response to this comment. The risk factors above have been placed in the forefront of the risk factor section and in order of materiality. Further, we have reduced the subdivisions of risk factors.

7.

We note your response to comment 20. Please revise the following risk factor headings to adequately describe the resulting risks: “Our operating results may prove unpredictable”, “Our current officer and director does not have experience...”, The company may be unable to gain any significant market acceptance ...” Management’s ability to implement the business strategy”, “Kids germ defense corp. may be unable to manage its future growth”, “Our product may not be able to distinguish itself in the market”, and “The company may be unable to make necessary arrangements at acceptable cost”.

Response: Please note the registration statement has been revised in response to this comment.

Investing in our company may result in an immediate loss because buyers will pay more......page 9

8.	Please revise to briefly indicate the net tangible book value per share of the company’s common stock.

Response: Please note we have added the net tangible book value per share to this paragraph.

Kids Germ Defense Corp, may be unable to manage its future growth, page 14

9.

We note your statement that “The Company expects to experience continuous growth for the foreseeable future,” It does not appear that the company has a basis for this statement. Please revise as appropriate.

Response: Please note the registration statement has been revised in response to this comment.

Since our sole officer and director currently owns 100% of the outstanding common stock, investors may find that his decisions are contrary to their interests, page 11.

10.	We reissue prior comment number 30 from our letter dated May 14, 2009 regarding this risk factor. The comment stated; “Please revise your risk factor to indicate the number of shares owned by Mr. Mark Nicholas after the offering assuming all of the securities are sold.”

Response: Please note the note the registration statement has been revised in response to this comment. The number of shares owned by Mr. Nicholas after the offering as been added.

Forward-Looking Statements, page 15

11.	Please revise the following disclosure in the last paragraph of this section and, if applicable, the “Use of Proceeds” section, to comply with Regulation S-K, Item 504, Instruction 7:

Management decisions, including budgeting, are subjective in many respects and subject to periodic revisions in order to reflect actual business conditions and developments. The impact of such conditions and developments could lead us to alter our marketing, capital investment or other expenditures and may adversely affect the results of our operations.

Please note that Regulation S-K, Item 504, Instruction 7 states:

The registrant may reserve the right to change the use of proceeds, provided that such reservation is due to certain contingencies that are discussed specifically and the alternatives to such use in that event are indicated.

Response: Please note we have updated our disclosure to indicate certain contingencies and the alternative proceeds should this event occur. Also note we have removed the line “To execute the business plan will require additional funding of approximately $130,000 and the Company expects operational losses for 12 months.” As it does not relate to the use of proceeds for this offering.

Use of Proceeds, page 16

12.

Please revise to delete the total lines for product development, sales & marketing, and administration expenses. It appears that the use of proceeds chart would be clearer with just the presentation of the use of proceeds for each of the product development, sales & marketing, and administration expenses without the totals for these uses.

Response: Please note the registration statement has been revised in response to this comment.

13.	Please revise your total offering expenses figure noted in the second column “If 50% of shares sold” to indicate that the expenses total $5,000.

Response: Please note the registration statement has been revised in response to this comment.

14.

Please revise your use of proceeds table to indicate the appropriate amounts allocated to each noted use. The noted uses of proceeds for product development, sales & marketing and administrative expenses along with the offering expenses do not add up to total figures set forth in the table.

Response: Please note the registration statement has been revised in response to this comment.

Dilution of the Price You Pay for Your Shares, page 17

15.	Revise to indicate the amount of the capital contribution by the officer and director of the company in January 2009 in the table “Existing Stockholders if all of the Shares are Sold”.

Response: Please note the registration statement has been revised in response to this comment.

16.	Please revise to also indicate the net tangible book value per share after the distribution for each percentage of shares sold noted in the table.

Response: Please note the registration statement has been revised in response to this comment.

Plan of Distribution, page 19

17.	We reissue the following part of prior comment 38 from our letter dated May 14, 2009:

We note you indicate that Mr. Nicholas will be reimbursed for out-of-pocket expenses incurred in connection with the sale of the common stock. Please specifically address why this compensation is not remuneration based on the transaction in the securities. We may have further comment.

Response: Please note we have deleted the statement “except for the reimbursement of actual out-of-pocket corporate and administrative expenses”. We believe there is a distinction between remuneration and reimbursement. Remuneration is compensation or payment for “services” rendered and reimbursement is compensation for expenses incurred on behalf of a third-party. It is our interpretation of Rule 3a4-1 under the Securities Exchange Act of 1934 that Mr. Nicholas will not receive “compensation” or “remuneration” because he is receiving no compensation or remuneration for his “services”.

Legal Proceedings, page 20

18.	Please revise your statement to clarify its meaning.

Response: Please note the registration statement has been revised in response to this comment.

Business, page 20

19.

We reissue prior comment number 40 from our letter dated May 14, 2009. We note that you have filed Exhibit 99.2. However, the only identification of the source of the exhibit consists of the following: “Karlamar Associates” and “JPMA copyright 2008.” Please disclose a complete cite in order to provide the readers access to the document. Also, explain to us in detail the disclosure in which part(s) of the exhibit support your disclosure. In addition, you have cited websites in the exhibit. Please revise your disclosure to provide guidance as to which parts of the referenced websites support the disclosure and why.

Response: Please note we have removed Exhibit 99.2 as it is a private research report written for the Juvenile Product Manufacturers Association. The report is only available to members of the JPMA and is not available to the public and therefore the information in the report is not verifiable by the public. It is the Company’s belief, based on the approximate number of babies born each year, the growth in hand sanitizer sales, and our experience, that Kids Germ Defense is an emerging market.

Strategy and Products, page 21

20.	Please indicate the current status of the company’s website.

Response: Please note the registration statement has been revised in response to this comment.

The Market, page 22

21.

We note your references in this section to the amount of JPMA dollar sales for 2007 compared to 2006. We also note the reference to market size of various infant and juvenile products sales. It is not clear why the company is referencing these market categories. Advise us why the company believes that it is appropriate to reference these markets in connection with your “germ defense market” category.

Response: Please note we have removed Exhibit 99.2 as it is a private research report written for the Juvenile Product Manufacturers Association. The report is only available to members of the JPMA and is not available to the public and therefore the information in the report is not verifiable by the public. Therefore we have removed references to market size. As noted above, the Company’s believes, based on the approximate number of babies born each year, the growth in hand sanitizer sales, and our experience, that Kids Germ Defense is an emerging market we intend to develop.

Management, page 23

22.	Please state whether the company is currently employing any consultants.

Response: Please note the registration statement has been revised in response to this comment. The following statement has been added: “There are no consultants currently employed by the Company.”

Shows and Advertising, page 24

23.	Please revise to provide the basis for the company’s belief that “the company will also gain free public relations interest from trade journals and consumer magazines.”

Response: Please note the registration statement has been revised in response to this comment. Also, please note in revising this paragraph we have removed the references to free publication in an effort to provide a more straight forward disclosure.

Competition, page 24

24.	We note your response to comment 44. Please revise to indicate the principal methods of competition.

Response: Please note the registration statement has been revised in response to this comment.

25.	Please reference the following in the second paragraph of this section:

Management believes that the Company will be able to distinguish the KGDC line of products by developing a complete product category of KIDS GERM DEFENSE products. This category will include existing products from other manufacturers and new innovative products developed by KGDC.

Please revise to discuss whether or not you must first take any legal steps in connection with property rights issues, including intellectual property.

Response: Please note the registration statement has been revised in response to this comment.

Management’s Discussion and Analysis or Plan of Operation, page 25

26.	Please expand, as follows, the disclosure that you have provided in response to our prior comment number one from our letter dated May 14, 2009:

▪	State how long the proceeds from this offering will satisfy the company’s cash requirements and specify which plans you will be able to implement if you do not raise additional monies.

▪	Clarify whether the first $130,000 in the first table is a part of, or in addition to the $400,000 that you discuss in connection with the sales, marketing and distribution of your product line.

▪

If it is accurate that “the Company will require approximately $400,000 to begin sales, marketing and distribution” as you have stated under the “Management’s Discussion and Analysis or Plan of Operation* section on page 25, please expand the “Steps Required” heading of the table to state that this table does not include sales, marketing arid distribution.

▪

Enlarge the table to include the steps you will take to raise the first $130,000, Include detailed milestones, a timeframe for beginning and completing each milestone, the estimated costs associated with each milestone and the anticipated source(s) of funding for the current and the added items

▪

If appropriate, provide an additional table for raising the $400,000 and for selling, marketing and distributing your product. Include detailed milestones, a timeframe for beginning and completing each milestone, the estimated costs associated with each milestone and, in greater detail, the anticipated source(s) of funding for each item.

Response: Please note the registration statement has been revised in response to this comment.

27.

In prior comment number one from our letter dated May 14, 2009, we requested that you explain the product research and development to be performed. Please clarify whether the company has begun the development of any products.

Response: Please note the registration statement has been revised to include the following statement: “The Company has not yet begun the development of any products”.

28.

We note your statement that “the company intends to pursue capital through public or private financing as well as borrowings and other sources, such as our officers and directors” Please revise as you only have one officer and director.

Response: Please note the registration statement has been revised in response to this comment.

28.	Please revise your statement that “which will occur if the company is unable to begin increase our revenues” to only refer to beginning revenues since the company has yet to earn any revenues.

Response: Please note the registration statement has been revised in response to this comment.

Limited Operating History; Need for Additional Capital, page 27

29.

We note your response to comment 46. We also note the disclosure which states that “[o]ur soul officer and director Mark Nicholas, undertakes to provide us with initial operating and loan capital to sustain our business plan over the next twelve (12) month period partially through this offering and will seek alternative financing through means such as borrowings from institutions or private individuals.” We additionally note the disclosure in the “Liquidity and Capitol Resources” that indicates that Mr., Nicholas has indicated he may be willing to provide funds required to maintain the reporting status in the form of a non- secured loan for the next 12 months if no other proceeds are obtained. Please revise your disclosure to address whether Mark Nicholas has agreed to loan the company funds to sustain the company’s business plan over the next 12 months. Also revise your disclosure in both this section and the Liquidity and Capital Resources section to reconcile your disclosure.

Response: Please note the registration statement has been revised in response to this comment under “Limited Operating History; Need for Additional Capital” and “Liquidity and Capitol Resources”.

Liquidity and Capital Resources, page 27

31.	Please clarify your statement that “we anticipate that receipt of such financing may require granting a security interest in the service offering,”

Response: Please note the registration statement has been revised in response to this comment. We have deleted the statement “we anticipate that receipt of such financing may require granting a security interest in the service offering,”

32.

Please reference, on page 28. the sixth paragraph of this section, which paragraph begins: “Given our low monthly cash flow requirement ... it has sufficient financial resources to meet its obligations for at least the next twelve months.” We do not understand your disclosure given your statement that you anticipate needing a minimum of $130,000 to execute your business plan over the next year. Additionally, your statement appears to suggest that the auditor’s substantial doubt about your ability to continue as a going concern may be disregarded.

Response: Please note the registration statement has been revised in response to this comment. We have removed the statement “Given our low monthly cash flow requirement ... it has sufficient financial resources to meet its obligations for at least the next twelve months.”

33.	We note your response to comment 49. Please revise to address whether the company currently has any external source of liquidity.

Response: Please note the registration statement has been revised in response to this comment.

Executive Compensation, page 32

34.	Supplementally advise, with a view toward disclosure, whether or not officer or directors were compensated in cash, or otherwise, for services performed prior to January 16, 2009.

Response: Please note the registration statement has been revised in response to this comment.

Part II

Recent Sales of Unregistered Securities, page II-1

35.	Please revise to briefly discuss the factual basis for the 4(2) exemption.

Response: Please note the registration statement has been revised in response to this comment.

Exhibits

36.	We reissue prior comments 60 and 61 from our letter dated May 14, 2009.

Response: Please note the registration statement has been revised in response to this comment. Further, Exhibit 23.2 has been incorporated into exhibit 5.1 by reference.

37.

We note the following changes in the legality opinion by the Mirman Law Office: “the Company has deemed necessary for the expression of this opinion,” “the Company has assumed the genuineness of all signatures, the authenticity of all documents....,” “the Company has necessarily assumed the correctness of the statements made ...,” and “the Company has relied, to the extent we deemed reasonably appropriate....” (Emphasis added.) We do not understand the changes made to the legality opinion. Counsel is issuing the legality opinion so we do not understand the noted changes. Please revise or advise.

Response: Please note the registration statement has been revised in response to this comment. The language of the opinion letter was accidently modified during a “find” and “replace” function while we were reformatting the document.

Please further note, in addition to the Company’s response to comments enclosed in your letter dated July 14, 2009, the Company has added the section “CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURES” to address the Company’s change in auditor.

On August 6, 2009, KGDC dismissed Moore & Associates Chartered, its independent registered public account firm, when Moore informed the Company that Moore would no longer be engaged in auditing or reviewing public company financial statements. On the same date, August 6, 2009, the accounting firm of Seale and Beers, CPAs was engaged as KGDC’s new independent registered public account firm. KGDC approved of the dismissal of Moore & Associates Chartered and the engagement of Seale and Beers, CPAs as its independent auditor. Seale and Beers, conducted a full audit of the accompanying balance sheet of KGDC as of March 31, 2009, and the related statements of operations, stockholders' equity (deficit) and cash flows for the period from inception on January 16, 2009 through March 31, 2009 and a review of the accompanying balance sheet of KGDC as of June 30, 2009, and the related statements of operations and cash flows for the Company’s second fiscal quarter ending June 30, 2009.

I hope this response letter and the amendments to the above referenced filing adequately address the issues raised in your comment letter dated July 14, 2009. If you should require any additional information or clarification, please do not hesitate to contact me at 941-650-3850.

Your assistance in this matter is greatly appreciated.

Sincerely,

Mark Nicholas